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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 65423

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sojourner Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

X 1 A

PATHFINDER
CAPITAL ADVISORS, LLC
2201 South Boulevard
Suite 300
Charlotte, NC 28203
(704) 469-5628
www.pathfindercap.com

March 2, 2015

SEC MAIL PROCESSING
RECEIVED
MAR 03 2015
WASH. D.C.
194 SECTION

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Atlanta Regional Office
3475 Lenox Road, NE
Suite 1000
Atlanta, GA 30326

RE: Amended page to Annual Report, Sojourner Securities LLC CRD #121537

Regarding our submission of the above-referenced Annual Report, we are hereby submitting an amended and corrected p.12. Our auditors inadvertently referenced an incorrect exemption for our Firm, (although the correct exemption was noted on p.13). The correct exemption is 17 C.F.R. §240,15c3-3(k)(2)(i). This error was brought to our attention by our FINRA Regulatory Coordinator who also gave us the instructions to send an amended p.12, as well as to file an amended page with FINRA (via the Firm Gateway). Should you have any questions, please feel free to call me at 704-562-2076.

Signature: [signature]
Terry Friddle
Managing Director and Chief Compliance Officer
Sojourner Securities, LLC
(a Pathfinder Capital Advisors company)

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sojourner Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sojourner Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sojourner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Sojourner Securities, LLC stated that Sojourner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sojourner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sojourner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 18, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Sojourner Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sojourner Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sojourner Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Sojourner Securities, LLC stated that Sojourner Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sojourner Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sojourner Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Greer Walker LLP

February 18, 2015

GreerWalker LLP – Certified Public Accountants
The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA

Accounting & Tax | Wealth Management | Corporate Finance

Tel 704.377.0239 | greerwalker.com